[Ameritas Life Insurance Corp. Logo]
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                                   P.O. Box 81889 / Lincoln, NE  68501-1889
                                    5900 O Street / Lincoln, NE  68510-2234
                                                             (402) 467-1122


March 9, 2012

                                                  [Via EDGAR and Overnight Mail]

Michelle Roberts, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re:     Ameritas Life Insurance Corp. ("Ameritas Life") and
        Ameritas Variable Separate Account VA-2, 1940 Act No. 811-05192 OVERTURE Medley! Flexible Premium Deferred Variable Annuity,
        1933 Act No. 333-142483
        Post-Effective Amendment No. 14 on Form N-4 Pursuant to Rule 485(a) Response to Commission Staff Comment

Dear Ms. Roberts:

This letter is in response to a Commission staff review comment received by telephone on March 1, 2012, for the above-referenced amendment filed January 20, 2012. This comment is in addition to comments previously received on February 14, 2012, which we addressed in correspondence filed February 23, 2012.

     Comment. Regarding the decision to discontinue an asset allocation model as an option for policies in the active GLWB rider phase, you asked us to confirm that the adviser rather than the insurance company determined the default model.

          Response: This is to confirm that, with regard to the default model that will be applicable when an allocation model is discontinued, Ameritas Investment Corp. obtains advice from Summit Investment Advisors, Inc. (Summit) concerning the fund specific model recommendations, and the hedging associated with the Guaranteed Lifetime Withdrawal Benefits Rider. This includes advice concerning which model should be the default model when a model has been discontinued. In developing its recommendations, Summit may consult with unaffiliated third parties to obtain information on asset class-level allocation weightings and impact of the models on insurance reserves. Ameritas Investment Corp. makes a determination based on the advice it receives from Summit.

We acknowledge: that the separate account is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the separate account may not assert staff comments as a defense in any
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proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments concerning this filing, please telephone me at 402-467-7847. Thank you for your assistance.

Sincerely,

/s/ Ann D. Diers

Ann D. Diers
Vice President & Associate General Counsel, Variable Contracts & AIC